

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

June 11, 2010

Kevin J. Carr, Esq.
Virtus Investment Partners, Inc.
100 Pearl Street, 9th Floor
Hartford, CT 06103

> **Re:** **Virtus Investment Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 25, 2010**
> **File No. 333-165964**

Dear Mr. Carr:

   We have reviewed the above-captioned filing and your response letter dated May 25, 2010 and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   Please refer to the second paragraph of the opinion and remove the assumption in subparagraph (i).

2.   Please remove the word "duly" in the first sentence of paragraph 1 after the word "Rights." Please also remove "duly" as it appears the final time in this paragraph.

3.   Please remove the term "duly" as it appears after "when" and before the words "authorized" and "issued" in paragraph 2.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729.

Sincerely,

Pamela Long
Assistant Director

cc: Michael T. Rave, Esq. *via facsimile at* (973) 966-1015
Day Pitney LLP
P.O. Box 1945
Morristown, NJ 07962-1945